

ANUBIS SECURITIES LLC

FINANCIAL STATEMENTS

For the Year Ended December 31, 2024

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

SEC FILE NUMBER

FILING FOR THE PERIOD BEGINNING ___01/01/2024___ AND ENDING ___12/31/2024___
                                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Anubis Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
   ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

___717 Fifth Avenue, 18th Floor___
                                                      (No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Lawrence Block	212-705-5090	lblock@anubissecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

___Forvis Mazars, LLP___
                     (Name – if individual, state last, first, and middle name)

500 Ridgefield Court	Asheville	NC	28806
(Address)	(City)	(State)	(Zip Code)

10/16/2003	686
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
   accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
   CFR 240.17a-5(e)(1)(ii), if applicable.
**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, ___Lawrence S. Block_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ___Anubis Securities LLC_____, as of ___December 31_____, 2024___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____

President

Notary Public _____

MARK PAUL LANDE
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 02LA0009924
Qualified in New York County
Commission Expires June 20, 2027

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Table of Contents



Report of Independent Registered Public Accounting Firm

To the Member
Anubis Securities LLC
New York, New York

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Anubis Securities LLC (the "Company"), a wholly-owned subsidiary of Anubis Advisors LLC, as of December 31, 2024, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Forvis Mazars, LLP

We have served as the Company's auditor since 2012

Asheville, North Carolina

March 7, 2025

Forvis Mazars, LLP is an independent member of Forvis Mazars Global Limited.

4

ANUBIS SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2024

ASSETS	
Cash and cash equivalents	$ 276,727
Prepaid expenses and other assets	69,680
Total Assets	$ 346,407
LIABILITIES	
Accounts payable and accrued liabilities	$ 39,671
Total Liabilities	39,671
MEMBER'S EQUITY	306,736
Total Liabilities and Member's Equity	$ 346,407

See accompanying notes.

NOTE A - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Anubis Securities LLC (the "**Company**") is a Delaware limited liability company formed on January 3, 2011 under the name "Anubis BD Holdings LLC." It changed its name to "Anubis Securities LLC" on April 7, 2011. The Company's principal place of business is in New York. The Company's sole member is Anubis Advisors LLC ("**Anubis Advisors**"). On October 13, 2011, the Company became registered as a broker-dealer with the Securities and Exchange Commission ("**SEC**") and a member of the Financial Industry Regulatory Authority ("**FINRA**"). The Company is also registered as a broker-dealer in all 50 states, as well as Washington, D.C., Puerto Rico and the Virgin Islands.

The Company's purpose of operating as a broker-dealer is (a) to raise capital from third-party investors in new or existing collective investment vehicles sponsored by the Company (or an affiliate of the Company) or a third party, either through (i) a private placement of interests in such collective investment vehicles, (ii) selling interests in such collective investment vehicles (generally structured as limited partnerships and/or limited liability companies), and/or (iii) direct participation programs, (b) to engage in the private placement of securities, (c) to engage in registered direct offerings, and (d) to engage in merger and acquisition advisory services, including fairness opinions. The Company has also (a) solicited a third-party investor to engage an affiliate of the Company to manage a portion of such investor's capital through a separate account and (b) provided debt placement, structuring and consulting services to an affiliate of the Company. The Company's primary business serves primarily institutional and high net worth customers.

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3 and is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

A summary of the Company's significant accounting policies follows:

Cash and Cash Equivalents

For purposes of the statement of financial condition, the Company defines cash equivalents as short-term, highly liquid debt instruments purchased with a maturity of three months or less. The amount of cash on deposit in federally-insured institutions is guaranteed up to $250,000 per depositor. The Company periodically has balances on deposit in excess of the insurance limits. The Company has not suffered any financial losses on uninsured deposits and monitors the credit risk of its primary financial institution. Cash equivalents are carried at cost which approximates fair value.

Income Taxes

The Company is a single-member limited liability company and is therefore disregarded for federal income tax purposes. The Company's sole member is Anubis Advisors, which is also a single-member limited liability company and disregarded for federal income tax purposes. Income and losses of the Company are reported on the federal income tax return of Island Capital Group LLC ("**ICG**"), the sole member of Anubis Advisors.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Segment Reporting

The Company is engaged in a single line of business as a non-carrying broker-dealer to raise capital from third-party investors through private placement offerings as disclosed in Note A. Management concluded that the Company's operations constitute one operating segment and therefore one reportable segment. The Company's chief operating decision maker ("**CODM**") is the Company's President. The accounting policies used to measure profit and loss of the single operating segment are the same as those described in Note A.

NOTE B - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's uniform net capital rule (SEC Rule 15c3-1), which requires the Company to maintain a minimum amount of net capital and that the ratio of "aggregate indebtedness" to "net capital," each as defined in SEC Rule 15c3-1, shall not exceed 15 to 1. SEC Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid

if the resulting net capital ratio would exceed 10 to 1. The Company's minimum net capital requirement is $5,000. At December 31, 2024, the Company had net capital of $237,056, and $232,056 of capital in excess of the minimum requirement.

NOTE C - TRANSACTIONS WITH AFFILIATES

In accordance with the SEC interpretive letter issued to the New York Stock Exchange, Inc. and NASD Regulation, Inc. dated July 11, 2003 (the "**SEC Letter**"), the Company and ICG entered into an Amended and Restated Services, Space Sharing and Expense Agreement dated October 4, 2011 (the "**ICG Agreement**"), whereby ICG agrees to make available to the Company certain office space ("**ICG Office Space**") and the services of certain professionals and support staff ("**ICG Support Personnel**") to provide support services to the Company. ICG pays all of the costs and expenses of ICG Office Space and ICG Support Personnel attributable to the Company ("**ICG Covered Expenses**"), including: the salaries and employee benefits of the ICG Support Personnel; all rent, insurance and utilities related to the ICG Office Space; telecommunication, computer and other technology expenses; travel and entertainment expenses; marketing costs; office equipment and supplies; postage and printing; research costs; costs and expenses of consultants, temporary personnel and independent consultants; D&O/E&O insurance; and such other expenses, other than Direct Expenses (defined below), attributable to the Company as may be agreed between the parties from time to time. The Company is responsible for the payment of the following expenses ("**Direct Expenses**"): all sales commissions payable to registered personnel; all licensing, registration and examination fees; continuing education costs; all assessments imposed by broker-dealer regulators; banking fees; audit fees; legal fees; taxes; fidelity bond premiums; D&O/E&O insurance premiums for liability insurance with respect to third party issuers; and all payments to outside vendors with which the Company has contracted directly. The Company does not reimburse ICG for any ICG Covered Expenses and does not reflect such ICG Covered Expenses on its financial statements, although it maintains records reflecting the ICG Covered

Expenses and an allocation of such ICG Covered Expenses to the Company as required by the SEC Letter.

In accordance with the SEC Letter, the Company and C-III Capital Partners LLC ("**C3CP**") entered into a Services, Space Sharing and Expense Agreement dated September 8, 2015, as amended by the Amended and Restated Services, Space Sharing and Expense Agreement dated April 16, 2018 (collectively, the "**C3CP Agreement**"), whereby C3CP agrees to make available to the Company certain office space ("**C3CP Office Space**") and the services of certain professionals and support staff ("**C3CP Support Personnel**") to provide support services to the Company. C3CP pays all of the costs and expenses of the C3CP Office Space and C3CP Support Personnel attributable to the Company ("**C3CP Covered Expenses**"), including: the salaries and employee benefits of the C3CP Support Personnel; all rent, insurance and utilities related to the C3CP Office Space; telecommunication, computer and other technology expenses; travel and entertainment expenses; marketing costs; office equipment and supplies; postage and printing; research costs; costs and expenses of consultants, temporary personnel and independent consultants; D&O/E&O insurance; and such other expenses, other than Direct Expenses (defined above), attributable to the Company as may be agreed

between the parties from time to time. The Company is responsible for the payment of all Direct Expenses. The Company does not reimburse C3CP for any C3CP Covered Expenses and does not reflect such C3CP Covered Expenses on its financial statements, although it maintains records reflecting the C3CP Covered Expenses and an allocation of such C3CP Covered Expenses to the Company as required by the SEC Letter.

NOTE D – COMMITMENTS AND CONTINGENCIES

In the ordinary course of business, the Company could be subject to various claims, litigation, regulatory and arbitration matters. In the opinion of management, there is no pending or threatened proceeding in which an adverse decision could result in a material adverse change in the Company's financial condition. The Company also enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss to be remote.

SUBSEQUENT EVENTS

The Company evaluated the effect subsequent events would have on the financial statements through March 7, 2025, which is the date the financial statements were available to be issued.